

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 18, 2015

Luis Asdruval Gonzalez Rodriguez
President and Chief Executive Officer
Tanaris Power Holdings, Inc.
1ST Street, #3, Cerros del Atlantico
Puerto Plata, Dominican Republic

> **Re:** **Tanaris Power Holdings, Inc. f/k/a Recursos Montana S.A.**
> **Form 10-K for Fiscal Year Ended July 31, 2014**
> **Filed November 14, 2014**
> **File No. 001-35876**

Dear Mr. Rodriguez:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director

cc: Mark Lee, Esq.
Greenberg Traurig, LLP